SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 6)*
Extended Stay America, Inc. / ESH Hospitality, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share
(Title of Class of Securities)

30224P200**
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 10, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** This CUSIP number pertains to the ESH Hospitality, Inc.'s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a "Paired Share").
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

20,086,590 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

20,086,590 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,086,590 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3% (2)

14.	TYPE OF REPORTING PERSON

IA,

(1) See Note 1 to Item 5 below.
(2) See Item 5(a).

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6").  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.
The "Explanatory Note" is amended and restated in its entirety to read as follows:
EXPLANATORY NOTE: Each of Extended Stay America, Inc., the Blackstone Entities (collectively, "Blackstone"), Centerbridge Entities (collectively, "Centerbridge"), and Paulson Entities (collectively, "Paulson"), listed in Item 4 (Blackstone, Centerbridge and Paulson, collectively, the "Sponsors"), is a party to a Stockholders' Agreement, dated as of November 18, 2013 (the "Stockholders' Agreement") that is described in Item 4. Given the terms of the Stockholders' Agreement, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns, as of the date hereof and after giving effect to distributions in kind by certain Sponsors, 58,950,374 Paired Shares, or approximately 30.4% of the outstanding Paired Shares, 250,493,583 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,493,583 Class B Shares, or approximately 56.3% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act) and 21,202 shares of voting preferred stock of Extended Stay America, Inc., or 100% of the outstanding voting preferred stock of Extended Stay America, Inc.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On March 8, 2017, Extended Stay America, Inc. and ESH Hospitality, Inc. filed a prospectus supplement dated March 6, 2017, contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 25,000,000 Paired Shares (the "Secondary Offering"). The Secondary Offering closed on March 10, 2017.
In connection with the Secondary Offering, the Issuer and the Sponsors entered into an underwriting agreement (the "Underwriting Agreement") with the underwriters named therein (the "Underwriters"). Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 25,000,000 Paired Shares to the Underwriters. The foregoing description of the terms and conditions of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 99.1 hereto, and is incorporated herein by reference.
In connection with the Secondary Offering, the Sponsors have also entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer and the Underwriters, pursuant to which and subject to specified exceptions, they have agreed not to, among other things and subject to certain exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 30 days after March 6, 2016 except with the prior written consent of Credit Suisse Securities (USA) LLC and Barclays Capital Inc. The foregoing description of the terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a form of which is attached as Exhibit 99.2 hereto, and is incorporated herein by reference.
Concurrent with the closing of the Secondary Offering, Extended Stay America, Inc. and ESH Hospitality, Inc. repurchased 208,334 Paired Shares from the Reporting Person at a price of $16.70 per Paired Share (the "Share Repurchase").  Extended Stay America, Inc. and ESH Hospitality, Inc. repurchased, in aggregate, 625,000 Paired Shares from the Sponsors.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) The aggregate percentage of the Paired Shares reported owned by the Reporting Person is based upon 194,159,876 Paired Shares outstanding (which accounts for 625,000 Paired Shares acquired in the aggregate by Extended Stay America, Inc. and ESH Hospitality, Inc. through the Share Repurchase), which is the total number of Paired Shares outstanding as of March 10, 2017 as reported to Extended Stay America, Inc. and ESH Hospitality, Inc. by their stock registrar.  As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 10.3% of the outstanding Paired Shares.

(b)           Number of shares of Common Stock as to which Paulson has:
(i) Sole power to vote or direct the vote: 20,086,590 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 20,086,590 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
(c)           As described in further detail in Item 4 above, in connection with the Secondary Offering the Reporting Person sold 8,333,334 Paired Shares pursuant to the Underwriting Agreement at an aggregate price per Paired Share of $16.70. Concurrent with the closing of the Secondary Offering, Extended Stay America, Inc. and ESH Hospitality, Inc. repurchased 208,334 Paired Shares from the Reporting Person at a price of $16.70 per Paired Share. Except as otherwise disclosed herein, Paulson has not, and to the best knowledge of Paulson, without independent verification, no person named in Item 2 hereof has, effected any transaction with respect to the Issuer's Paired Shares since the filing of Amendment No 5 to the Schedule 13D.
(d)            See Note 1.
(e)            Not applicable.
Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds.  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule.
For reporting purposes, the aggregate amount of Common Shares deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 194,159,876 Paired Shares outstanding (which accounts for 625,000 Paired Shares acquired in the aggregate by Extended Stay America, Inc. and ESH Hospitality, Inc. through the Share Repurchase), which is the total number of Paired Shares outstanding as of March 10, 2017 as reported to Extended Stay America, Inc. and ESH Hospitality, Inc. by their stock registrar.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
Reference is made to the Underwriting Agreement and the Lock-Up Agreement defined and described in Item 4 above, which are attached as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
99.1
Underwriting Agreement, dated as of March 6 2017, by and among Extended Stay America, Inc., ESH Hospitality, Inc., the selling stockholders named therein, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. (incorporated herein by reference to Exhibit 1.1 of Extended Stay America, Inc.'s Current Report on Form 8-K filed on March 10, 2017) (File No. 001-36190).

99.2
Form of Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Underwriting Agreement, dated as of March 6, 2017, by and among Extended Stay America, Inc., ESH Hospitality, Inc., the selling stockholders named therein, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. and filed as Exhibit 99.2 hereto).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	March 14, 2017
PAULSON & CO. INC

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer